EXHIBIT 99.2

RADVISION Chosen as Video-Enabled Unified Communications Company of the Year by Industry Analyst Telepresence and Videoconferencing Insight

SCOPIA Elite MCU & VC240 Conferencing Systems Highlighted as Key Achievements

Press Release
Source: RADVISION Ltd.
On Wednesday February 10, 2010, 8:00 am EST

TEL AVIV, Israel--(BUSINESS WIRE)--RADVISION(R) Ltd. (Nasdaq:RVSN - News), a leading provider of video network infrastructure and developer tools for unified visual communications over IP, 3G, and emerging next-generation IMS networks, today announced that the company has received an Editor's Choice Award for achievement in 2009 from industry analyst Telepresence (TP) and Videoconferencing (VC) Insight Newsletter. RADVISION was selected as TP and VC Insight's "Video-enabled Unified Communications Company of the Year 2009."

As stated by Richard Line, Editor of Telepresence and Videoconferencing Insight, "RADVISION is the world's leading provider of video-enabled unified communications because its SCOPIA platform supports high quality, scalable and easy-to-use high definition video conferencing. The SCOPIA Elite 5000 MCU Series released in June 2009 supports 1080p high definition video processing, telepresence connectivity, dynamic resource allocation, and individual video layouts for each participant. SCOPIA Elite is the first standards-based MCU to natively support advanced H.264 Scalable Video Coding (SVC) technology. The company's innovation in 2009 was outstanding and we expect it to continue in 2010."

RADVISION also introduced the SCOPIA VC240 HD video conferencing system, jointly developed with Samsung. The VC240 combines best of breed technologies by integrating advanced video conferencing from RADVISION into a Samsung high resolution multimedia LCD monitor. With an integrated HD camera, high fidelity speakers and echo cancelling microphones, the VC240 is the first product in the market to deliver all the components required for HD desktop video conferencing in a single unit with a price point at a fraction of the cost of competing systems. Richard Line commented, "The SCOPIA VC240 delivers a comprehensive HD desktop conferencing solution by seamlessly integrating with RADVISION's SCOPIA family of products including the new SCOPIA Elite MCU."

"We are proud to be recognized by TP and VC Insight Newsletter as the Video-Enabled Unified Communications Company of the Year once again," said Roberto Giamagli, General Manager, Networking Business Unit for RADVISION. "This award has recognized our SCOPIA solution making it an ideal choice for nearly any video conferencing application, our track record of achieving this award multiple times speaks for itself."

About RADVISION

RADVISION (Nasdaq:RVSN - News) is the industry's leading provider of market-proven products and technologies for unified visual communications over IP, 3G and IMS networks. With its complete set of standards-based video networking infrastructure and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the unified communications evolution by combining the power of video, voice, data and wireless - for high definition video conferencing systems, innovative converged mobile services, and highly scalable video-enabled desktop platforms on IP, 3G and emerging next-generation IMS networks. To gain additional insights into our products, technology and opinions, visit blog.radvision.com. For more information about RADVISION, visit www.radvision.com.


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About Telepresence and Videoconferencing Insight Newsletter

Telepresence and Videoconferencing Insight is a well established newsletter for the user of Telepresence, videoconferencing and video-enabled Unified Communication systems. It is published online on Wednesday of each week at www.vcinsight.com and http://www.tpandvc-insight.com/. It is read by thousands of readers worldwide. Publication began in 1996.

The Newsletter content comprises: User application case studies of Telepresence and HD Videoconferencing, CEO interviews, Equipment News, News from the Channel and Systems Integrators, News from Conferencing Service Providers, etc. It is accessible free of charge thanks to generous support from sponsoring companies listed on the website.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, our ability to integrate the Aethra video assets into our product offerings, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including its Annual Report on Form 20-F. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

Contact:

Corporate Contact:
RADVISION Ltd.
Adi Sfadia, +1 201-689-6340
Chief Financial Officer
cfo@radvision.com
or
Media Relations:
Dukas Public Relations
Sean Carney, +1 212-704-7385
sean@dukaspr.com
or
Investor Relations:
Comm-Partners LLC
June Filingeri, +1 203-972-0186
junefil@optonline.net